Exhibit 99.2

Management’s discussion and analysis
(“MD&A”) – February 13, 2014

OVERVIEW
The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the three and nine months ended December 31, 2013, and has been prepared with all information available up to and including February 13, 2014. This analysis should be read in conjunction with the unaudited interim condensed consolidated financial statements of the company for the three and nine months ended December 31, 2013. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen program. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents, through a subsidiary operating under the trade name National Home Services (“NHS”). Just Energy also offers smart thermostats as a bundled product with commodity or furnace contracts as well as a stand-alone unit. Just Energy also operates a Network Marketing division under the trade name Momentis. Just Energy’s subsidiary, Hudson Energy Solar Corp. (“HES”), and its subsidiaries provide solar project development platforms operating in New Jersey, Pennsylvania and Massachusetts, under the trade name Hudson Energy Solar. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a jointly controlled entity, which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts as well as a 15% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes smart thermostats to residential and commercial customers throughout North America.

Included in the MD&A is an analysis of the above operations. The analysis enclosed in the MD&A also reflects a retrospective change in disclosure with the energy marketing operational segments now representing the Consumer Energy and Commercial Energy divisions to align with changes effective fiscal 2014 in internal reporting and analysis prepared for senior management. As at March 31, 2013, Terra Grain Fuels (“TGF”), which produces and sells ethanol, was available for sale with its sale being completed on December 24, 2013. As a result, up to the date of sale, TGF is classified as discontinued operations from April 1, 2013 to December 31, 2013 and the financial results from operations for prior periods have been restated to reflect results from continuing and discontinued operations for comparative purposes.

FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 31, 2013 Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or at the U.S. Securities Exchange Commission’s website at www.sec.gov.

KEY TERMS
“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy, assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009. See “Debt and financing for continuing operations” on page 27 for further details.

“$100m convertible debentures” represents the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Debt and financing for continuing operations” on page 27 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See “Debt and financing for continuing operations” on page 27 for further details.

“attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” represents the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-IFRS FINANCIAL MEASURES
Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDA
“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA
“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

FUNDS FROM OPERATIONS
“Funds from Operations” and “Base FFO” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other items. The gross margin used includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS/BASE FFO
“Base Funds from Operations” or “Base FFO” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and spending relating to contract initiation costs to maintain embedded gross margin at the current level.

EMBEDDED GROSS MARGIN
“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

The energy marketing embedded gross margin also includes an estimate of the future margin on residual payments on non-energy products sold to the current Momentis customer base as well as the completed contracts for Hudson Energy Solar. The embedded gross margin for HES represents gross margin associated with Solar Power Purchase Agreements (“PPAs”) and Solar Renewable Energy Credits (“SRECs”) for a rolling five-year period generated from its completed projects.

Embedded gross margin is shown to reflect the margin expected to be realized from existing customers.  The measure of future gross margin is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2014		Fiscal 2013
		% increase
		(decrease)
Sales	$858,967	17%	$736,562
Gross margin	162,774	16%	140,270
Administrative expenses	35,700	2%	34,888
Selling & marketing expenses	48,559	(3)%	49,918
Finance costs	23,004	27%	18,184
Profit from continuing operations1	160,177	283%	41,806
Profit (loss) from discontinued operations	17,291	NMF 3	(1,568)
Profit 1	177,468	341%	40,238
Earnings per share from continuing operations - basic	1.12	273%	0.30
Earnings per share from continuing operations - diluted	0.96	243%	0.28
Dividends/distributions	30,891	(31)%	44,636
Base EBITDA from continuing operations2	72,162	31%	55,167
Base Funds from continuing operations2	38,797	10%	35,321
Payout ratio on Base EBITDA from continuing operations	43%		81%
Payout ratio on Base Funds from continuing operations	80%		126%
1Profit  for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Financial highlights
For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2014		Fiscal 2013
		% increase
		(decrease)
Sales	$2,458,103	17%	$2,107,089
Gross margin	410,688	12%	368,213
Administrative expenses	106,937	5%	102,116
Selling & marketing expenses	148,941	(6)%	158,752
Finance costs	67,850	28%	52,930
Profit from continuing operations1	6,012	(98)%	398,314
Profit (loss) from discontinued operations	17,987	NMF3	(6,350)
Profit 1	23,999	(94)%	391,964
Earnings per share from continuing operations - basic	0.04	(99)%	2.85
Earnings per share from continuing operations - diluted	0.04	(98)%	2.46
Dividends/distributions	92,497	(31)%	133,435
Base EBITDA from continuing operations2	140,432	37%	102,778
Base Funds from continuing operations2	80,915	65%	49,010
Payout ratio on Base EBITDA from continuing operations	66%		130%
Payout ratio on Base Funds from continuing operations	114%		272%
Embedded gross margin2	2,386,200	9%	2,197,400
Energy customers (RCEs)	4,360,000	6%	4,124,000
Home Services customers (installed units)	287,000	28%	225,000
Total customers (RCEs and installed units)	4,647,000	7%	4,349,000

1Profit  for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Continuing operations

CONSUMER ENERGY DIVISION
The sale of gas and electricity to customers consuming 15 RCEs and less is undertaken by the Consumer Energy division. Marketing of the energy products of this division is primarily done door-to-door through 800 independent contractors, the Momentis network marketing operation and Internet-based marketing and telemarketing efforts. Approximately 43% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products as well as JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy sales channels also offer these products. In addition, the Consumer Energy division has commenced marketing bundled products in Ontario and Texas, offering certain commodity products along with a smart thermostat.

Just Energy owns and operates Momentis, a network marketing company operating in Canada, the U.S. and the U.K. which is also included in the Consumer Energy segment disclosure. Independent representatives educate consumers about the benefits of energy deregulation and sell them products offered by Just Energy as well as a number of other products. Independent representatives are rewarded through commissions earned based on new customers added.

COMMERCIAL ENERGY DIVISION
Customers with annual consumption over 15 RCEs are served by the Commercial Energy division.  These sales are made through three main channels: sales through the broker channel using the commercial platform acquired with the Hudson purchase; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 51% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have significantly lower attrition rates than those of consumer customers.

HOME SERVICES DIVISION
National Home Services provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. In addition, National Home Services has commenced marketing smart thermostats in Ontario. The thermostats are being sold independently in Ontario or also offered in a bundled product offering with the rental of air conditioners or furnaces. NHS customers make up approximately 6% of Just Energy’s customer base. NHS markets through approximately 450 independent contractors in Ontario and Quebec.

SOLAR DIVISION
Hudson Energy Solar, a solar project development company operating in New Jersey, Pennsylvania and Massachusetts, brings renewable energy directly to consumers, enabling them to reduce their environmental impact and energy costs. HES installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES sells the energy generated by the solar panels back to the customer. This division will contribute to operating metrics through commodity sales, renewable energy credit offset sales and tax incentives. As of December 31, 2013, the division has made cumulative commitments of approximately $106.9 million with the status of the associated projects ranging from contracted to completed.

ABOUT THE ENERGY MARKETS

NATURAL GAS
Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing. Under some commercial contract terms, this balancing may be passed onto the customer.

Ontario, Quebec, British Columbia and Michigan
In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta
In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets
In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, Manitoba and Saskatchewan, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY
In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Customers may experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy the purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to the purchase of options including weather derivatives.

The Company’s ability to mitigate weather effects is limited by the severity of weather from normal.  In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN

Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 29% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 83% of their consumption as green supply. For comparison, as reported in the third quarter of fiscal 2013, 26% of consumer customers who contracted with Just Energy chose to include JustGreen for an average of 77% of their consumption. Overall, JustGreen now makes up 10% of the Consumer gas portfolio, the same as a year ago. JustGreen makes up 19% of the Consumer electricity portfolio, up from 12% a year ago.

Discontinued operations

ETHANOL DIVISION

In March 2013, Just Energy formally commenced the process to dispose of Terra Grain Fuels with the sale closing on December 24, 2013. TGF is a 150-million-litre capacity ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). TGF was acquired in 2009 as part of the Universal acquisition. See page 25 for more information on the financial results of TGF. From April 1 to December 24, 2013, TGF is included as discontinued operations within the consolidated financial statements.

EBITDA
For the three months ended December 31
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Reconciliation to interim condensed consolidated statements of income (loss)
Profit for the period from continuing operations	$160,177	$41,806
Add:
Finance costs	23,004	18,184
Provision for income taxes	17,397	9,547
Amortization	22,843	29,890
Profit attributable to non-controlling interest	227	74
EBITDA from continuing operations	$223,648	$99,501
Add (subtract):
Change in fair value of derivative instruments	(153,121)	(47,201)
Share-based compensation	1,635	2,867
Base EBITDA from continuing operations	$72,162	$55,167

EBITDA
Gross margin per interim condensed consolidated financial statements	$162,774	$140,270
Add (subtract):
Administrative expenses	(35,700)	(34,888)
Selling and marketing expenses	(48,559)	(49,918)
Bad debt expense	(13,600)	(6,186)
Amortization included in cost of sales/selling and
marketing expenses	8,453	6,985
Other income (expense)	(239)	740
Proportionate share of loss from the joint venture	(1,194)	(1,910)
Loss attributable to non-controlling interest	227	74
Base EBITDA from continuing operations	$72,162	$55,167
Base EBITDA from continuing operations payout ratio	43%	81%

Dividends/distributions
Dividends	$30,117	$43,438
Distributions for share-based awards	774	1,198
Total dividends/distributions	$30,891	$44,636

EBITDA
For the nine months ended December 31
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Reconciliation to interim condensed consolidated statements of income (loss)
Profit (loss) for the period from continuing operations	$6,012	$398,314
Add:
Finance costs	67,850	52,930
Provision for income taxes	25,226	49,139
Amortization	68,026	86,278
Loss attributable to non-controlling interest	560	416
EBITDA from continuing operations	$167,674	$587,077
Add (subtract):
Change in fair value of derivative instruments	(32,178)	(493,554)
Share-based compensation	4,936	9,255
Base EBITDA from continuing operations	$140,432	$102,778
EBITDA
Gross margin per interim condensed consolidated financial statements	$410,688	$368,213
Add (subtract):
Administrative expenses	(106,937)	(102,116)
Selling and marketing expenses	(148,941)	(158,752)
Bad debt expense	(35,315)	(22,540)
Amortization included in cost of sales/selling and
marketing expenses	26,090	17,609
Other income	271	5,718
Proportionate share of loss from the joint venture	(5,984)	(5,770)
Loss attributable to non-controlling interest	560	416
Base EBITDA from continuing operations	$140,432	$102,778
Base EBITDA from continuing operations payout ratio	66%	130%
Dividends/distributions
Dividends	$89,977	$129,841
Distributions for share-based awards	2,520	3,594
Total dividends/distributions	$92,497	$133,435

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Just Energy ensures that the value of customer contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.

Base EBITDA from continuing operations (“Base EBITDA”) amounted to $72.2 million for the three months ended December 31, 2013, an increase of 31% from $55.2 million in the prior comparable quarter. Gross margin increased 16% overall with the increase coming primarily from the Consumer Energy and Home Services divisions. Gross margin from the Consumer Energy division increased by 23% while gross margin from the Home Services division increased by 53% over the prior comparable period. The increase in gross margin for the Consumer Energy division is a result of an increase in margin earned on variable term products as well as increased gas consumption resulting from colder temperatures during the third quarter than in the previous comparable quarter. The increase in gross margin for NHS is a result of the 19% increase in water heater, furnace and air conditioner installations and contractual price increases. Commercial Energy margins were $34.8 million for the quarter, versus $37.9 million in the prior comparable period. The decrease in gross margin for the Commercial Energy division is a result of higher capacity costs in the northeast U.S. markets and lower new customer margins resulting in lower per-customer profitability.

Administrative expenses increased by 2% from $34.9 million to $35.7 million. The increase over the prior comparable quarter was due to a 7% growth in the customer base offset by cost controls and realized economies of scale.

Selling and marketing expenses for the three months ended December 31, 2013 were $48.6 million, a 3% decrease from $49.9 million reported in the prior comparable quarter. This decrease is attributable to the 2% decrease in customer additions for energy marketing and lower per-customer aggregation costs through the increasing use of lower cost channels.

Bad debt expense was $13.6 million for the three months ended December 31, 2013, an increase of 120% from $6.2 million recorded for the prior comparable quarter. The increase in bad debt expense is attributable to the 45% increase in revenue in the markets where Just Energy bears credit risk and the third quarter being the peak period for Texas defaults after the summer cooling period. For the nine months ended December 31, 2013, the bad debt expense of $35.3 million represents approximately 2.3% of revenue in the jurisdictions where the Company bears the credit risk, up from the 2.1% of revenue reported for the nine months ended December 31, 2012, well within management’s targeted range of 2% to 3%.

For the nine months ended December 31, 2013, Base EBITDA from continuing operations amounted to $140.4 million, an increase of 37% from $102.8 million in the prior comparable period. For the current nine-month period, gross margin increased by 12%. Dividends and distributions for the nine months ended December 31, 2013 were $92.5 million, a decrease of 31% from the prior comparable period as a result of a reduction in the annual dividend from $1.24 to $0.84 effective with the April 2013 dividend.

For more information on the changes in the gross margin, please refer to “Segmented Base EBITDA” on page 14 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 22 through 24.

EMBEDDED GROSS MARGIN
(millions of dollars)
Management's estimate of the future embedded gross margin is as follows:
	As at	As at	Dec. vs.	As at	2013 vs.
	Dec. 31,	Sept. 30,	Sept. 2013	Dec. 31,	2012
	2013	2013	variance	2012	variance
Energy marketing1	$1,696.5	$1,668.5	2%	$1,623.4	5%
Home Services	689.7	655.5	5%	574.0	20%
Total embedded gross margin	$2,386.2	$2,324.0	3%	$2,197.4	9%
1Energy marketing also includes embedded gross margin related to Hudson Energy Solar.

Management’s estimate of the embedded gross margin amounted to $2,386.2 million as of December 31, 2013, an increase of 3% over embedded gross margin as of September 30, 2013 and an increase of 9% over the last 12 months. The Canadian dollar declined against the U.S. dollar during the past quarter, resulting in an increase of $38.0 million in embedded gross margin when the U.S. energy marketing future gross margin is stated in Canadian dollars.

Embedded gross margin is shown to reflect the margin expected to be realized from existing customers.  The measure of future gross margin is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect more Commercial volume the embedded gross margin will grow at a slower pace; however, the underlying costs to realize this margin will also decline.

Funds from Operations
For the three months ended December 31
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Cash inflow from operations	$36,604	$29,279
Add (subtract):
Increase in non-cash working capital	(1,007)	9,074
Cash flows used in operating activities of discontinued operations	9,657	(191)
Profits attributable to non-controlling interest	227	74
Tax adjustment	(2,447)	(519)
Funds from continuing operations	$43,034	$37,717
Less: maintenance capital expenditures	(4,237)	(2,396)
Base Funds from continuing operations	$38,797	$35,321
Base Funds from Operations
Gross margin from interim condensed consolidated financial statements	$162,774	$140,270
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	(7,598)	(566)
Administrative expenses	(35,700)	(34,888)
Selling and marketing expenses	(48,559)	(49,918)
Bad debt expense	(13,600)	(6,186)
Current income tax provision	(1,797)	(598)
Amortization included in cost of sales/sales and marketing expenses	8,453	6,985
Other income	(239)	740
Financing charges, non-cash	3,332	2,714
Finance costs	(23,004)	(18,184)
Proportionate share of loss from the joint venture	(1,194)	(1,910)
Other non-cash adjustments	166	(742)
Funds from continuing operations	$43,034	$37,717
Less: maintenance capital expenditures	(4,237)	(2,396)
Base Funds from continuing operations	$38,797	$35,321
Base Funds from continuing operations payout ratio	80%	126%

Funds from Operations
For the nine months ended December 31
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Cash inflow from continuing operations	$73,796	$30,549
Add (subtract):
Increase in non-cash working capital	12,111	22,768
Cash flows used in operating activities of discontinued operations	7,054	1,080
Profits attributable to non-controlling interest	560	416
Tax adjustment	(2,580)	521
Funds from continuing operations	$90,941	$55,334
Less: maintenance capital expenditures	(10,026)	(6,324)
Base Funds from continuing operations	$80,915	$49,010
Base Funds from continuing operations
Gross margin from interim condensed consolidated financial statements	$410,688	$368,213
Add (Subtract):
Adjustment required to reflect net cash receipts from gas sales	10,564	(83)
Administrative expenses	(106,937)	(102,116)
Selling and marketing expenses	(148,941)	(158,752)
Bad debt expense	(35,315)	(22,540)
Current income tax provision	(2,112)	(1,376)
Amortization included in cost of sales/sales and marketing expenses	26,090	17,609
Other income	271	5,718
Financing charges, non-cash	10,088	7,795
Finance costs	(67,850)	(52,930)
Proportionate share of loss from the joint venture	(5,984)	(5,770)
Other non-cash adjustments	379	(434)
Funds from continuing operations	$90,941	$55,334
Less: maintenance capital expenditures	(10,026)	(6,324)
Base Funds from continuing operations	$80,915	$49,010
Base Funds from continuing operations payout ratio	114%	272%

Base Funds from continuing operations (“Base FFO”), which represents Funds from continuing operations reduced by the maintenance capital expenditures, was $38.8 million, an increase of 10% compared with $35.3 million for the third quarter of fiscal 2013. The lower increase in Base FFO in the current quarter compared to the 31% growth in Base EBITDA from continuing operations is primarily due to the adjustment for cash receipts from gas sales.  Cash from gas sales in the Ontario, Quebec, British Columbia and Michigan markets is received when gas is delivered.  As a result of the higher than normal gas consumption, cash received based on deliveries, which occurs evenly throughout the year, is less than that reflected in gross margin from customers. This cash is not realized until utility reconciliations occur, which will be primarily in the first and second quarters of fiscal 2014. This timing difference totaled $7.6 million for the three months ended December 31, 2013, compared with a $0.6 million adjustment in the prior comparable quarter. The payout ratio on Base FFO was 80% for the three months ended December 31, 2013, down from 126% in the third quarter of fiscal 2013.

For the nine months ended December 31, 2013, Base FFO was $80.9 million an increase of 65% from $49.0 million in the prior comparable period. For the nine months ended December 31, 2013, the payout ratio was 114%, an improvement from 272% in the prior comparable period.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q3	Q2	Q1	Q4
	Fiscal 2014	Fiscal 2014	Fiscal 2014	Fiscal 2013
Sales	$858,967	$853,013	$746,123	$907,275
Gross margin	162,774	128,500	119,414	157,655
Administrative expenses	35,700	35,217	36,020	36,739
Selling and marketing expenses	48,559	47,962	52,420	49,277
Finance costs	23,004	22,326	22,520	22,221
Profit (loss) for the period from continuing operations	160,177	(114,395)	(39,770)	203,391
Profit (loss) for the period	177,468	(111,520)	(41,949)	137,691
Profit (loss) for the period from continuing operations per share – basic	1.12	(0.80)	(0.28)	1.45
Profit (loss) for the period from continuing operations per share – diluted	0.96	(0.80)	(0.28)	1.36
Dividends/distributions paid	30,891	30,850	30,756	44,965
Base EBITDA from continuing operations	72,162	39,135	29,135	72,309
Base Funds from continuing operations	38,797	28,818	13,300	47,889
Payout ratio on Base EBITDA from continuing operations	43%	79%	106%	62%
Payout ratio on Base Funds from continuing operations	80%	107%	231%	94%

	Q3	Q2	Q1	Q4
	Fiscal 2013	Fiscal 2013	Fiscal 2013	Fiscal 2012
Sales	$736,562	$713,190	$657,337	$827,435
Gross margin	140,270	114,286	113,657	170,651
Administrative expenses	34,888	33,390	33,838	32,143
Selling and marketing expenses	49,918	50,268	58,566	58,580
Finance costs	18,184	18,436	16,310	14,854
Profit (loss) for the period from continuing operations	41,806	23,964	332,544	(75,640)
Profit (loss) for the period	40,238	23,087	328,639	(76,895)
Profit (loss) for the period from continuing operations per share – basic	0.30	0.17	2.39	(0.55)
Profit (loss) for the period from continuing operations per share – diluted	0.28	0.17	2.00	(0.55)
Dividends/distributions paid	44,636	44,409	44,390	44,152
Base EBITDA from continuing operations	55,167	28,624	18,987	77,677
Base Funds from continuing operations	35,321	12,606	1,082	54,598
Payout ratio on Base EBITDA from continuing operations	81%	155%	234%	57%
Payout ratio on Base Funds from continuing operations	126%	352%	NMF 1	81%

1Not a meaningful figure

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Base Funds from Operations and lower payout ratios in the third and fourth quarters and lower Base EBITDA and Base Funds from Operations and higher payout ratios in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE THIRD QUARTER

Sales increased by 17% quarter over quarter to $859.0 million from $736.6 million. Consumer Energy’s sales increased by 22% primarily as a result of additional revenue earned in the Consumer Energy division’s gas markets from higher consumption due to colder weather than the prior comparable period.

Commercial Energy sales increased by 8% for the three months ended December 31, 2013 compared with the third quarter of fiscal 2013. This increase in sales is less than the 11% increase in customer base as a result of competitive pressure on pricing for new customer contracts. NHS sales increased by 47% reflecting a 19% increase in its installed units (including a 40% increase in furnace and air conditioners which generate higher revenue and gross margin) as well as contractual price increases.

Gross margin was $162.8 million, an increase of 16% from the prior comparable quarter. The growth in gross margin from Consumer Energy (23%) and NHS (53%) was offset by lower gross margin contributions from Commercial Energy. The Commercial Energy margins were compressed versus the prior comparable quarter due to an increase in capacity costs in northeastern U.S. markets and lower margins on new customers as a result of competitive pricing.  Historically capacity costs have been low and relatively stable. In the past year, these costs have increased significantly, thereby compressing margins. Going forward, the Company is expanding the product suite to offer options that pass these costs onto the customer as well as more closely aligning Just Energy’s hedging strategies with its obligations. This is expected to mitigate future impact to gross margin.

The change in fair value of derivative instruments due to lower forward electricity and natural gas prices resulted in a gain of $153.1 million for the current quarter, compared to a gain of $47.2 million recorded in the third quarter of fiscal 2013. The profit from continuing operations for the three months ended December 31, 2013, was $160.2 million, representing a profit per share of $1.12 and $0.96 on a basic and diluted basis, respectively.  For the prior comparable quarter, the profit from continuing operations was $41.8 million, representing earnings per share of $0.30 and $0.28 on a basic and diluted basis, respectively. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains and losses.

Base EBITDA from continuing operations was $72.2 million for the three months ended December 31, 2013, a 31% increase from $55.2 million in the prior comparable quarter. This increase is a result of the 16% higher gross margin and lower growth in operating costs. Base FFO was $38.8 million for the current quarter, an increase of 10% from $35.3 million recorded for the three months ended December 31, 2012.

Dividends/distributions paid were $30.9 million, a decrease of 31% over the prior comparable quarter as a result of the change in annual dividend rate from $1.24 to $0.84 effective April 2013.

Segmented Base EBITDA1
For the three months ended December 31
					Fiscal 2014
			Home
	Consumer	Commercial	Services	Solar
	division	division	division	division	Consolidated
Sales	$500,441	$339,657	$18,674	$195	$858,967
Cost of sales	(386,671)	(304,811)	(4,136)	(575)	(696,193)
Gross margin	113,770	34,846	14,538	(380)	162,774
Add (subtract):
Administrative expenses	(21,660)	(7,374)	(5,237)	(1,429)	(35,700)
Selling and marketing expenses	(30,880)	(15,439)	(2,240)	-	(48,559)
Bad debt expense	(10,526)	(3,054)	(20)	-	(13,600)
Amortization included in cost of sales/selling and marketing expenses	-	3,653	4,225	575	8,453
Other income (loss)	(269)	30	-	-	(239)
Proportionate share of loss from joint venture	(1,194)	-	-	-	(1,194)
Profit attributable to non-controlling interest	227	-	-	-	227
Base EBITDA from continuing operations	$49,468	$12,662	$11,266	$(1,234)	$72,162

					Fiscal 2013
			Home
	Consumer	Commercial	Services	Solar
	division	division	division	division	Consolidated
Sales	$409,503	$313,832	$12,689	$538	$736,562
Cost of sales	(317,160)	(275,950)	(3,182)	-	(596,292)
Gross margin	92,343	37,882	9,507	538	140,270
Add (subtract):
Administrative expenses	(22,674)	(6,434)	(4,962)	(818)	(34,888)
Selling and marketing expenses	(34,482)	(14,176)	(1,260)	-	(49,918)
Bad debt expense	(4,958)	(1,226)	(2)	-	(6,186)
Amortization included in cost of sales/selling and marketing expenses	-	3,980	3,005	-	6,985
Other income (loss)	804	(64)	-	-	740
Proportionate share of loss from joint venture	(1,910)	-	-	-	(1,910)
Minority interest	74	-	-	-	74
Base EBITDA from continuing operations	$29,197	$19,962	$6,288	$(280)	$55,167
1The definitions of each segment are provided on pages 4 and 5

Segmented Base EBITDA1
For the nine months ended December 31
		Fiscal 2014
			Home
	Consumer	Commercial	Services	Solar
	division	division	division	division	Consolidated
Sales	$1,347,633	$1,054,231	$53,720	$2,519	$2,458,103
Cost of sales	(1,082,782)	(951,017)	(11,915)	(1,701)	(2,047,415)
Gross margin	264,851	103,214	41,805	818	410,688
Add (subtract):
Administrative expenses	(65,613)	(22,583)	(16,287)	(2,454)	(106,937)
Selling and marketing expenses	(96,651)	(43,950)	(8,340)	-	(148,941)
Bad debt expense	(27,529)	(7,727)	(59)	-	(35,315)
Amortization included in cost of sales/selling and marketing expenses	-	12,252	12,137	1,701	26,090
Other income (loss)	398	(127)	-	-	271
Proportionate share of loss from joint venture	(5,984)	-	-	-	(5,984)
Profit attributable to non-controlling interest	560	-	-	-	560
Base EBITDA from continuing operations	$70,032	$41,079	$29,256	$65	$140,432

		Fiscal 2013
			Home
	Consumer	Commercial	Services	Solar
	division	division	division	division	Consolidated
Sales	$1,057,035	$1,013,785	$35,609	$660	$2,107,089
Cost of Sales	(830,449)	(900,040)	(8,387)	-	(1,738,876)
Gross margin	226,586	113,745	27,222	660	368,213
Add (subtract):
Administrative expenses	(67,083)	(20,078)	(12,985)	(1,970)	(102,116)
Selling and marketing expenses	(112,746)	(42,394)	(3,612)	-	(158,752)
Bad debt expense	(17,031)	(5,465)	(44)	-	(22,540)
Amortization included in cost of sales/selling and marketing expenses	-	9,207	8,402	-	17,609
Other income (loss)	4,107	(90)	-	1,701	5,718
Proportionate share of loss from joint venture	(5,770)	-	-	-	(5,770)
Profit attributable to non-controlling interest	416	-	-	-	416
Base EBITDA from continuing operations	$28,479	$54,925	$18,983	$391	$102,778
1The definitions of each segment are provided on pages 4 and 5.

Base EBITDA amounted to $72.2 million for the three months ended December 31, 2013, an increase of 31% from $55.2 million in the prior comparable quarter. Consumer Energy contributed $49.5 million to Base EBITDA for the third quarter, an increase from $29.2 million in the three months ended December 31, 2012. The large increase was a result of two main factors: higher margins in the gas markets as a result of colder temperatures compared to the prior comparable quarter and higher realized fiscal 2014 margin/RCE in key U.S. markets. Consumer administrative costs were also down 4% in the current quarter, reflecting continued cost management efforts. Consumer selling and marketing expenses were down 10% from the prior comparable quarter.

Commercial Energy contributed $12.7 million to Base EBITDA a decrease of 37% from the three months ended December 31, 2012, when the segment contributed $20.0 million. The decrease is a result of competitive pricing pressures in major markets, higher capacity costs in the northeast U.S. and higher administrative and selling and marketing expenses. Administrative costs were up $0.9 million due to the 11% increase in Commercial customers year over year and the impact of foreign exchange on the U.S. expenses.

NHS contributed $11.3 million to Base EBITDA for the third quarter of fiscal 2014, an increase of 79% from $6.3 million in the prior comparable quarter due to a 53% increase in gross margin and flat operating costs. HES contributed a loss of $1.2 million to Base EBITDA for the current quarter, compared with a loss of $0.3 million contributed in the third quarter of fiscal 2013.

For the nine months ended December 31, 2013, Base EBITDA was $140.4 million, an increase of 37% from $102.8 million recorded in the prior comparable period. The increase over the prior comparable period reflects higher Base EBITDA from Consumer Energy with $70.0 million recorded year-to-date versus $28.5 million for the nine months ended December 31, 2012. The increase is largely a result of a 17% increase in gross margin and a 14% decrease in selling and marketing expenses.

For further information on each division, please refer to “Energy Marketing” on page 18and “Home Services division” on page 20 and “Solar division” on page 21

Customer aggregation
	October 1,			Failed to	Dec. 31,	% increase	Dec. 31,	% increase
	2013	Additions	Attrition	renew	2013	(decrease)	2012	(decrease)
Consumer Energy
Gas	771,000	48,000	(37,000)	(13,000)	769,000	0%	796,000	(3)%
Electricity	1,206,000	117,000	(81,000)	(17,000)	1,225,000	2%	1,194,000	3%
Total Consumer RCEs	1,977,000	165,000	(118,000)	(30,000)	1,994,000	1%	1,990,000	0%
Commercial Energy
Gas	205,000	10,000	(3,000)	(17,000)	195,000	(5)%	207,000	(6)%
Electricity	2,140,000	158,000	(34,000)	(93,000)	2,171,000	1%	1,927,000	13%
Total Commercial RCEs	2,345,000	168,000	(37,000)	(110,000)	2,366,000	1%	2,134,000	11%
Total Energy Marketing RCEs	4,322,000	333,000	(155,000)	(140,000)	4,360,000	1%	4,124,000	6%
Home Services
Water heaters	236,000	7,000	-	-	243,000	3%	207,000	17%
Air conditioners / Furnaces	20,000	1,000	-	-	21,000	5%	15,000	40%
Smart thermostats1	19,000	4,000	-	-	23,000	21%	3,000	667%
Total installs	275,000	12,000	-	-	287,000	4%	225,000	28%
Combined RCEs and installs	4,597,000	345,000	(155,000)	(140,000)	4,647,000	1%	4,349,000	7%
1Of the smart-thermostat installations as of December 31, 2013, 61% were bundled with energy or furnace contracts and the remaining 39% were sold as stand-alone units.

Gross customer additions for the quarter were 345,000, a decrease of 2% from the 352,000 customers added in the third quarter of fiscal 2013. This total includes customer additions from both energy marketing and home services. In addition to these new customers added, Just Energy renewed 219,000 existing customers during the quarter.

Gross energy marketing customer additions for the quarter were 333,000, a decrease of 2% from the 341,000 customers added in the third quarter of fiscal 2013. Net additions were 38,000 for the quarter. The smaller number of additions was largely a result of lower customer aggregation by the Commercial division in an attempt to ensure that customers meet the Company’s margin expectations. This has resulted in redeployment of resources toward markets with a stronger customer value proposition. The Company is currently reviewing its active customer base to ensure that profitability levels of products support our earnings profile, which may lead to a period of lower renewal rates and gross additions.

Consumer customer additions amounted to 165,000 for the third quarter of fiscal 2014, a 9% increase from 151,000 gross customer additions recorded in the prior comparable quarter. Commercial customer additions were 168,000 for the current quarter, a 12% decrease from 190,000 gross customer additions in the prior comparable quarter. Included in the consumer energy customer base are 12,000 smart-thermostat customers bundled with a commodity contract. This is a growing segment of Just Energy’s business and represents increased long term economic value to the Company with a lower attrition profile. This bundled product is currently being marketed in Texas and Ontario.

For the three months ended December 31, 2013, 26% of total consumer and commercial energy marketing customer additions were generated from door-to-door sales, 50% from commercial brokers and 24% through Internet based and other non-door-to-door channels. Prior to the acquisition of Hudson Energy in fiscal 2011 and the introduction of other sales channels, the vast majority of customer additions were generated door-to-door.

The Consumer Energy customer base increased by 1% over the past three months, and was effectively unchanged from a year earlier. The Commercial customer base increased by 1% during the third quarter of fiscal 2014 and 11% from a year earlier.

The new U.K. operations generated 23,000 customer additions in the quarter, the highest number of customers added since the market entry in July 2012.

As of December 31, 2013, the U.S., Canadian and U.K. segments accounted for 73%, 26% and 1% of the energy marketing customer base, respectively. At the end of the prior comparable quarter, the U.S. and Canadian segments represented 72% and 28% of the energy marketing customer base, respectively.

ATTRITION
	Trailing	Trailing
	12-month	12-month
	attrition	attrition
	Dec. 31, 2013	Dec. 31, 2012

Consumer	26%	19%
Commercial	5%	7%
Total attrition - Consumer & Commercial divisions	14%	13%

The combined attrition rate for Just Energy was 14% for the trailing 12 months ended December 31, 2013, a slight increase from the 13% overall rate reported a year prior. The attrition in the Consumer Energy division’s gas markets remained consistent year over year while the electricity attrition increased as the Company remains focused on ensuring that all customers meet base profitability profiles even if this results in higher attrition of low margin or variable rate customers. The attrition levels for the electricity customers within the Commercial division improved year over year, bringing the overall annual attrition levels to 5%, down from 7% reported a year earlier.

The Company carefully monitors the levels of customer complaints from its Consumer and Commercial divisions.  The goal is to resolve all complaints registered within five days of receipt.  Our corporate target is to have an outstanding complaint rate of less than 0.05% of flowing customers at one anytime.  As of December 31, 2013, the total outstanding ratio was 0.023%.  This compares to a ratio of 0.031% on December 31, 2012.  The improving trend is a result of continued company focus on this area.

RENEWALS

	Trailing	Trailing
	12-month	12-month
	renewal	renewal
	Dec. 31,	Dec. 31,
	2013	2012

Consumer	75%	67%
Commercial	67%	70%
Total renewals - Consumer and Commercial divisions	70%	69%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 70% over the last 12 months, compared to a renewal rate of 69% realized a year earlier. This continued trend of improvement represents renewing customers price offers being similar to their current contracts prices.

The renewal rates for the Consumer Energy division improved to 75%, up from 67% a year earlier.  This increase reflects an improved renewal environment with the steady movement of existing customer prices towards current market prices.

Renewal rates for the Commercial division were 67%, a decrease from 70% a year earlier. Renewal rates for commercial customers are expected to be more volatile than those of consumer customers as a commercial renewal is often a function of a competitive bid process and these customers regularly change suppliers.

Energy contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2014	4%	6%	5%	8%
2015	20%	32%	32%	35%
2016	17%	17%	25%	29%
2017	15%	14%	16%	13%
Beyond 2017	44%	31%	22%	15%
Total	100%	100%	100%	100%
Note: All month-to-month customers, which represent 470,000 RCEs, are excluded from the table above.

Energy marketing

GROSS MARGIN
For the three months ended December 31
(thousands of dollars)
	Fiscal 2014			Fiscal 2013
Gross margin	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$45,446	$9,078	$54,524	$31,802	$7,125	$38,927
Electricity	67,723	25,768	93,491	57,553	30,757	88,310
Network marketing (non-energy)	601	-	601	2,988	-	2,988
	$113,770	$34,846	$148,616	$92,343	$37,882	$130,225
Increase (decrease)	23%	(8)%	14%

For the nine months ended December 31
(thousands of dollars)
	Fiscal 2014			Fiscal 2013
Gross margin	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$70,801	$15,421	$86,222	$48,825	$10,156	$58,981
Electricity	192,641	87,793	280,434	162,660	103,589	266,249
Network marketing (non-energy)	1,409	-	1,409	15,101	-	15,101
	$264,851	$103,214	$368,065	$226,586	$113,745	$340,331
Increase (decrease)	17%	(9)%	8%

CONSUMER ENERGY

Gross margin for the Consumer Energy division was $113.8 million, an increase of 23% from the $92.3 million recorded in the prior comparable quarter. The gross margin for gas and electricity increased by 43% and 18%, respectively, with these increases being offset by the $2.4 million decline in network marketing non-energy gross margin. These non-energy margins are largely derived from initial sign-up revenue from new independent representatives where additions have been lower in the current year.

For the nine months ended December 31, 2013, gross margin for the Consumer Energy division was $264.9 million, an increase of 17% from $226.6 million recorded for the nine months ended December 31, 2012. The gross margin contribution from the gas and electricity markets increased by 45% and 18% respectively. The gross margin contribution from network marketing decreased from $15.1 million reported a year ago to $1.4 million as a result of the first and second quarters of fiscal 2013 being a period of high growth with the intention of building a significant base of independent representatives.

Average realized gross margin for the Consumer Energy division after all balancing costs for the rolling 12 months ended December 31, 2013 was $175/RCE, representing a 5% increase from $166/RCE reported in the prior comparable quarter. The gross margin/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Pennsylvania and Massachusetts.

Gas
Gross margin from gas customers in the Consumer Energy division was $45.4 million for the three months ended December 31, 2013, an increase of 43% from $31.8 million recorded in the prior comparable quarter. Gross margin per RCE increased despite the 3% decrease in customer base during the past year.

During the quarter, Just Energy entered into weather index derivatives to cover the winter period up to March 31, 2014, with the intention of reducing gross margin fluctuations from extreme weather. The overall weather in the third quarter was colder than the average expected temperatures and therefore Just Energy would be required to payout on the option based on the position at December 31, 2013. The final settlement amount will not be known until the end of the weather index derivative term but for the three months ended December 31, 2013, the anticipated payout was approximately $3.0 million. For the prior comparable quarter, the weather resulted in higher temperatures than normal and therefore as at December 31, 2012, based on the weather index derivative in place for the prior winter months, a payout to Just Energy in the amount of $0.9 million was anticipated.

For the nine months ended December 31, 2013, the gross margin contribution from the gas markets increased by 45% over the prior comparable period to $70.8 million despite the decrease in customer base, primarily as a result of higher consumption during the third quarter for fiscal 2014 along with by the negative impact from utility financial reconciliations in the first half of fiscal 2013.

Electricity

Gross margin from electricity customers in the Consumer Energy division was $67.7 million for the three months ended December 31, 2013, an increase of 18% from $57.6 million recorded in the prior comparable quarter. While the customer base only increased by 3% over the past year, the gross margin was favourably impacted by attractive pricing on variable rate and JustGreen products throughout the U.S. markets.

For the nine months ended December 31, 2013, gross margin from electricity markets increased 18% to $192.6 million. This increase is due to the growth in customer base as well as higher margins earned in the U.S. markets.

Network marketing (non-energy)

Gross margin from network marketing was $0.6 million for the three months ended December 31, 2013, compared with $3.0 million recorded in the third quarter of fiscal 2013. For the nine months ended December 31, 2013, gross margin for Network Marketing was $1.4 million, a decrease from $15.1 million in the prior comparable period. The decrease in gross margin relates to lower sign-up revenue as fewer independent representatives joined Momentis. Energy-related gross margin from Momentis sales is included in gas and/or electricity as applicable for the Consumer Energy or Commercial Energy divisions.

COMMERCIAL ENERGY

Gross margin for the Commercial Energy division was $34.8 million, a decrease of 8% from the $37.9 million recorded in the prior comparable quarter. The Commercial Energy customer base increased by 11% during the past year; however realized gross margins were lower per RCE due to competitive pricing pressure and higher capacity charges in the northeast U.S. states.

For the nine months ended December 31, 2013, gross margin for Commercial Energy was $103.2 million, a decrease of 9% from $113.7 million recorded for the nine months ended December 31, 2012. The gross margin contribution from gas markets for the nine months ended December 31, 2013 increased by 52%, while the contribution from the electricity market was 15% lower than the prior comparable period.

Average realized gross margin after all balancing costs for the rolling 12 months ended December 31, 2013 was $66/RCE, a decrease from $95/RCE due largely to the impact to gross margin from higher capacity costs for electricity customers. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial Energy division was $9.1 million for the three months ended December 31, 2013, up 27% from $7.1 million, resulting from the higher consumption in the current quarter based on the colder than normal temperatures. This increase in gross margin was offset by the payout from the weather index derivative described on the previous page (see Consumer Energy – Gas).

For the nine months ended December 31, 2013, the gross margin contribution from the gas markets increased by 52% over the prior comparable period to $15.4 million, due to the higher consumption resulting from colder temperatures in the current quarter.

Electricity
Electricity gross margin for the Commercial Energy division was $25.8 million, a decrease of 16% from the $30.8 million recorded in the prior comparable quarter. The gross margin realized in the current quarter was compressed in comparison with the third quarter of fiscal 2013 due to the competitive pricing pressure reducing margin for new customers added. In addition, gross margins were further compacted by increased capacity costs in the northeastern U.S., the same issue that has impacted electricity margins for the past 12 months. Going forward, the Company is structuring its contracts to pass these costs on to the customer as well as better hedging capacity costs to mitigate future impact to gross margin.

Gross margin for the Commercial electricity markets was $87.8 million, a decrease of 15% from $103.6 million recorded in the nine months ended December 31, 2012. The electricity customer base has increased by 13% over the past year. The gross margin contribution decreased due to the continuing higher capacity costs and lower new customer margins per RCE.

Gross margin earned through marketing efforts

The table below depicts the annual margins on contracts for consumer and commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals including both the brown commodity and JustGreen.

ANNUAL GROSS MARGIN PER CUSTOMER
	Q3	Number of	Q3	Number of
	Fiscal 2014	customers	Fiscal 2013	customers

Consumer customers added and renewed in the period	$160	222,000	$173	224,000
Consumer customers lost in the period	178	150,000	182	144,000
Commercial customers added and renewed in the period	68	330,000	63	318,000
Commercial customers lost in the period	83	146,000	94	97,000

For the three months ended December 31, 2013 the average gross margin per RCE for the customers added and renewed by the Consumer Energy division was $160/RCE, a decrease from $173/RCE in the prior comparable period. The average gross margin per RCE for the consumer customers lost during the three months ended December 31, 2013 was $178/RCE, compared with $182/RCE in the three months ended December 31, 2012. Lower new customer margins reflect market conditions in the Company’s active markets.

For the Commercial Energy division, the average gross margin per RCE for the customers signed during the three months ended December 31, 2013 was $68/RCE, an increase from $63/RCE in the prior comparable period. Commercial additions were lower as management is focused on increasing the future margin contribution per RCE from commercial customers. Customers lost through attrition and failure to renew during the three months ended December 31, 2013 were at an average gross margin of $83/RCE, compared with $94/RCE lost in the prior comparable period.

Home Services division (“NHS”)
NHS provides Ontario and Quebec residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of cash flows, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund capital requirements. The result will be an asset that will generate strong cash returns following the repayment of the HTC financing.

The average water heater contract is for a period of 15 years with the average all-in cost of an installation being approximately $1,100. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. The loan amount per unit from HTC exceeds the full installation costs of the unit, regardless of term.  HTC is then paid an amount that is approximately equal to the customer rental payments (excluding annual contractual rate increases) on the water heaters for the next five, seven or ten years as applicable. This funding is used for the upfront capital costs, billing and other general operating costs during the first five, seven or ten years.

The embedded gross margin within the NHS contracts grew 20% to $689.7 million during the past 12 months ending December 31, 2013 and was up 5% from $655.5 million at September 30, 2013.

Just Energy has started selling smart thermostats through its Consumer Energy and Home Services divisions. The thermostats are currently being marketed through a cross-sell opportunity to Just Energy’s existing customer base in Ontario and Texas as well as in bundled product offerings with commodity or furnace rentals through door-to-door sales channels. This new initiative was launched in late fiscal 2013 with approximately 23,000 installations completed as of December 31, 2013. To date, the sale of thermostats has resulted in lower customer attrition for bundled products than that experienced with customers purchasing only a single product.

RESULTS FROM OPERATIONS

For the three months ended December 31, 2013, NHS had sales of $18.7 million and gross margin of $14.5 million, an increase of 47% and 53%, respectively, from $12.7 million in sales and $9.5 million in gross margin reported in the prior comparable quarter. The increase in sales was due to the 19% growth in customer base. The higher growth of sales versus installed customers reflects the rapid growth of higher revenue furnace and air conditioner installations as well as a contractual increase in rates. Revenue associated with furnace and air conditioner installations is approximately 2.4 times that of a water heater unit.

Base EBITDA for the Home Services division for the third quarter of fiscal 2014 amounted to $11.3 million, an increase of 79% from $6.3 million in the prior comparable quarter. This increase is attributable to the higher gross margin partially offset by the increase in administrative expenses.

Finance costs amounted to $5.1 million for the three months ended December 31, 2013, a 28% increase from $4.0 million expensed during the third quarter of fiscal 2013. As at December 31, 2013, the balance of NHS financing outstanding was $276.0 million, with an average term of 5.7 years.

For the nine months ended December 31, 2013, NHS had sales of $53.7 million and gross margin of $41.8 million, an increase of 51% and 54%, respectively, from $35.6 million and $27.2 million in the prior comparable period. The Home Services division achieved Base EBITDA of $29.3 million for the nine months ended December 31, 2013, an increase of 54% from $19.0 million in the prior comparable period.

Solar division
Hudson Energy Solar installs solar systems on residential and commercial sites, maintaining ownership of the system and providing maintenance and monitoring of the system for a period of up to 20 years. HES has entered into a number of financing arrangements in order to support the capital-intensive costs to install the solar systems. Just Energy benefits from this division by the revenue generated by the PPAs and SRECs as well as the various tax incentives supporting green energy, including accelerated depreciation.

Base EBITDA generated by the HES division amounted to a loss of $1.2 million for the three months ended December 31, 2013. For the three months ended December 31, 2013, sales were offset by the amortization included in cost of sales for the completed projects, for which there was no amount recorded in the prior comparable period. For the nine months ended December 31, 2013, Base EBITDA was $0.1 million, a decrease from $0.4 million in the prior comparable period.

As at December 31, 2013, the division has made commitments of $106.9 million, with project statuses ranging from contracted to completed.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES

	Three	Three		Nine	Nine
	months	months		months	months
	ended	ended	%	ended	ended	%
	Dec. 31,	Dec. 31,	increase	Dec. 31,	Dec. 31,	increase
	2013	2012	(decrease)	2013	2012	(decrease)
Consumer Energy	$21,660	$22,674	(4)%	$65,613	$67,083	(2)%
Commercial Energy	7,374	6,434	15%	22,583	20,078	12%
Home Services	5,237	4,962	6%	16,287	12,985	25%
Solar	1,429	818	75%	2,454	1,970	25%
Total administrative expenses	$35,700	$34,888	2%	$106,937	$102,116	5%

The Consumer Energy administrative expenses were $21.7 million for the three months ended December 31, 2013, a decrease of 4% from $22.7 million in the prior comparable quarter, reflecting continued cost management efforts. The Commercial Energy administrative expenses were $7.4 million for the three months ended December 31, 2013, a 15% increase from $6.4 million in the prior comparable quarter as a result of the increase in customer base year over year.

For the three months ended December 31, 2013, administrative expenses for NHS increased by 6% to $5.2 million. The increase in expenses for the Home Services division is a result of servicing costs to support the 19% larger installed base. Hudson Solar division administrative expenses increased by 75% in the three months ended December 31, 2013 due to an increase in operating costs of the business to support completed projects.

For the nine months ended December 31, 2013, administrative expenses were $106.9 million, an increase of 5% over the $102.1 million of administrative expenses recorded in the prior comparable period. The increase in administrative costs is directly attributable to the 7% increase in customer base offset by realized economies of scale.

SELLING AND MARKETING EXPENSES
	Three	Three		Nine	Nine
	months	months		months	months
	ended	ended	%	ended	ended	%
	Dec. 31,	Dec. 31,	increase	Dec. 31,	Dec. 31,	increase
	2013	2012	(decrease)	2013	2012	(decrease)
Consumer Energy	$30,880	$34,482	(10)%	$96,651	$112,746	(14)%
Commercial Energy	15,439	14,176	9%	43,950	42,394	4%
Home Services	2,240	1,260	78%	8,340	3,612	131%
Total selling and marketing expenses	$48,559	$49,918	(3)%	$148,941	$158,752	(6)%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $48.6 million, a decrease of 3% from $49.9 million in the third quarter of fiscal 2013. Energy marketing customer additions decreased by 2% for the current quarter compared with the three months ended December 31, 2012. For the nine months ended December 31, 2013, the selling and marketing expenses were $148.9 million, a decrease of 6% from $158.8 million recorded in the prior comparable period. Energy marketing customer additions for the nine months ended December 31, 2013 were 1,021,000, a slight decrease from the 1,023,000 energy marketing customer additions recorded in the nine months ended December 31, 2012. The decrease in selling and marketing costs year over year is a reflection of the increasing use of lower cost sales channels and more residual commission-based sales channels.

The selling and marketing expenses for the Consumer Energy division were $30.9 million for the three months ended December 31, 2013, a decrease of 10% from the selling and marketing expenses of $34.5 million recorded in the prior comparable quarter. Selling costs declined due to the use of lower cost aggregation channels. During the third quarter of fiscal 2014, the customer additions by the Consumer Energy sales force totalled 165,000, a 9% increase from 151,000 customers added through these sales channels in the prior comparable quarter. For the nine months ended December 31, 2013, selling and marketing expenses were $96.7 million, a 14% decrease from $112.7 million recorded in the first nine months of fiscal 2013 as a result of lower cost sales channels, particularly due to lower selling and marketing expenses associated with the Momentis network marketing operations and the higher proportion of Consumer customers signed using the sales channels with a residual commission structure similar to commercial residual-based structures.

The selling and marketing expenses for the Commercial Energy division were $15.4 million for the three months ended December 31, 2013, a 9% increase from the selling and marketing expenses of $14.2 million recorded in the prior comparable quarter. During the third quarter of fiscal 2014, the customer additions by the Commercial Energy sales force totalled 168,000, a decrease of 12% compared to 190,000 customers added through our sales channels in the prior comparable quarter. The residual commission expense paid to brokers in the three months ended December 31, 2013 increased from the prior comparable period by 44% to $10.1 million. In addition, the selling and marketing expenses for the Commercial Energy division includes amortization of the commission capitalized in other periods through contract initiation costs, which remained relatively flat at $3.6 million. For the nine months ended December 31, 2013, the selling and marketing expenses for the Commercial Energy division were $44.0 million, a 4% increase from $42.4 million expensed in the prior comparable period, while total Commercial Energy customers added was lower by 5%.

Selling and marketing expenses deducted to reach Base EBITDA excludes amortization related to the contract initiation costs for Hudson, Fulcrum and NHS. For the three months ended December 31, 2013 the amortization amounted to $4.6 million the same as the prior comparable period. For the nine months ended December 31, 2013 amortization was $15.0 million an increase of 36% from the prior comparable period.

The aggregation costs per customer for the last 12 months for consumer customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Fiscal 2014		Fiscal 2013
	Consumer	Commercial	Consumer	Commercial
Natural gas	$164/RCE	$34/RCE	$170/RCE	$34/RCE
Electricity	$132/RCE	$31/RCE	$150/RCE	$32/RCE
Average aggregation costs	$141/RCE	$32/RCE	$157/RCE	$32/RCE

The decline in the per customer aggregation costs for the Consumer energy division continues a trend of lower costs seen in recent quarters. The Company has focused on increasing sales through lower costs channels and expects that trend to continue.

The aggregation cost per RCE for the Consumer Energy division listed above includes a small but growing proportion of customers generated by affinity and internet marketing programs where commissions are paid on a residual basis as the customer flows. This would tend to slightly decrease current period average costs but will increase future period average costs in comparison as commissions will be paid on customers which have already been counted in customer aggregation totals.

The $32 average aggregation cost for the Commercial energy division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $32 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $58 (1.8 x $32) to the year’s $32 average aggregation cost reported above. For the prior comparable period, the total aggregation costs of commercial brokers were $32/RCE.

BAD DEBT EXPENSE
In Illinois, Alberta, Texas, Pennsylvania, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario and HES assumes credit risk for all of its billings. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the nine months ended December 31, 2013, Just Energy was exposed to the risk of bad debt on approximately 60% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended December 31, 2013 was $13.6 million, an increase of 120% from $6.2 million expensed for the prior quarter ended December 31, 2012. The bad debt expense increase is a result of the 45% increase in revenue earned in markets where Just Energy bears credit risk and the third quarter being the peak period for Texas defaults after the summer cooling period. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the nine months ended December 31, 2013, the bad debt expense of $35.3 million represents 2.3% of relevant revenue, an increase from the 2.1% reported for the prior comparable period with $22.5 million of bad debt expense.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue from markets where the Company bears credit risk. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS
Total finance costs for the three months ended December 31, 2013 amounted to $23.0 million, an increase of 27% from $18.2 million for the three months ended December 31, 2012. The financing costs incurred by NHS increased by 28% from $4.0 million during the three months ended December 31, 2012 to $5.1 million in the current quarter. In addition, HES incurred $1.1 million in financing costs for the three months ended December 31, 2013, compared with $0.2 million in the prior comparable quarter. All other financing costs were $16.8 million, an increase of 20% from $14.0 million expensed during the three months ended December 31, 2012.  This increase is a result of the issuance of the $105 million senior unsecured note in December 2012.

For the nine months ended December 31, 2013, finance costs were $67.9 million, an increase of 28% from the prior comparable period. NHS and HES finance costs increased to $15.0 million and $2.6 million, respectively, increases from $10.3 million and $0.3 million reported in the prior comparable period. All other financing costs were $50.2 million, an increase of 19% from $42.3 million for the nine months ended December 31, 2012. The increase for NHS and HES both relate to higher funding for its upfront capital costs while increased borrowings on the credit facility and the issuance of the $105 million senior unsecured note in December 2012 contributed to the 19% increase for other finance costs.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended December 31, 2013, a foreign exchange unrealized gain of $8.9 million was reported in other comprehensive income versus a gain of $3.4 million in the prior comparable quarter. For the nine months ended December 31, 2013, a foreign exchange unrealized gain of $14.8 million was recorded compared to the loss of $4.1 million in the prior comparable period.

Overall, a stronger U.S. dollar increases the value of U.S. sales and gross margin in Canadian dollars but this is partially offset by higher operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecast, and hedges for cross border cash flow are put in place quarterly.

PROVISION FOR INCOME TAX
(thousands of dollars)
	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Current income tax provision	$1,797	$598	$2,112	$1,376
Deferred tax provision	15,600	8,949	23,114	47,763
Provision for income tax	$17,397	$9,547	$25,226	$49,139

Just Energy recorded a current income tax expense of $1.8 million for the third quarter of fiscal 2014, versus $0.6 million in the same period of fiscal 2013.  A current tax expense of $2.1 million has been recorded for the first nine months of fiscal 2014, versus $1.4 million for the same period in fiscal 2013. The increase in current tax expense is mainly due to higher Canadian income tax expense recorded in this quarter than in the same period of the prior fiscal year.

During the first nine months of fiscal 2014, a deferred tax expense of $23.1 million has been recorded, versus $47.8 million in the same period of fiscal 2013. The lower deferred tax expense in fiscal 2014 is a result of the decline of the cumulative mark to market losses from financial instruments as a result of a change in fair value of these derivative instruments during this period, which was less than the similar decline of the same period in the prior year.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2014, Canadian corporations under Just Energy are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Discontinued Operations

Ethanol Division (TGF)

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF had been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. Effective December 24, 2013, Just Energy sold TGF for a nominal amount to a group of Saskatchewan based businesses and was released from all of its obligations.

TGF reported a profit of $2.4 million and $3.1 million, before the gain on disposal, for the three and nine months ended December 31, 2013 compared to a loss of $1.6 million and $6.4 million, respectively, in the prior comparable periods.  As a result of the disposal, a gain of $14.9 million, net of a future tax recovery of $24.2 million, was also recorded in the three and nine months ended December 31, 2013.  In prior periods these unrecognized deferred tax assets were limited to profits in TGF however, as part of the disposal arrangement Just Energy is able to retain these losses and expects to realize them in the future.  The total results of the discontinued operations were profit on discontinued operations of $17.3 million and $18.0 million, respectively, for the three and nine months ended December 31, 2013.

Liquidity and capital resources
SUMMARY OF CASH FLOWS
(thousands of dollars)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Operating activities	$46,261	$29,088	$80,850	$31,629
Investing activities	(27,024)	(47,451)	(72,654)	(132,631)
Financing activities, excluding dividends	27,041	45,900	76,907	203,153
Effect of foreign currency translation	(436)	(193)	614	(992)
Increase in cash before distributions	45,842	27,344	85,717	101,159
Dividends/distributions (cash payments)	(29,196)	(34,511)	(85,541)	(119,957)
Increase (decrease) in cash	16,646	(7,167)	176	(18,798)
Increase (decrease) in cash from discontinued operations and cash reclassified to assets held for sale	(6,330)	178	(6,164)	(1,475)
Cash and cash equivalents – beginning of period	22,194	39,936	38,498	53,220
Cash and cash equivalents – end of period	$32,510	$32,947	$32,510	$32,947

OPERATING ACTIVITIES
Cash inflow from operating activities for the three months ended December 31, 2013 was $46.3 million, compared with $29.1 million in the prior comparable quarter. The increase is due to an improved working capital position and increased gross margin quarter over quarter. For the nine months ended December 31, 2013, cash inflow from operating activities was $80.9 million, a significant increase from $31.6 million reported for the prior comparable period primarily due to the increase in gross margin and net cash receipts from gas deliveries.

INVESTING ACTIVITIES
Just Energy purchased capital assets totalling $13.3 million during the third quarter of the current fiscal year, a decrease from $34.2 million in the third quarter of fiscal 2013 as a result of the Solar division having fewer projects under construction. Just Energy’s capital spending related primarily to installations for the Home Services and Solar divisions. Contract initiation cost additions amounted to $10.8 million for the three months ended December 31, 2013, an increase from $0.0 million recorded in the prior comparable quarter. The increase is a result of higher customer additions of the Home Services division and commercial sales channels, where commissions are paid upfront and then amortized over the period when the related revenue is recognized.

FINANCING ACTIVITIES
Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended December 31, 2013, $162.8 million in long-term debt was issued, with the majority relating to the advances on the credit facility and the issuance of additional financing in our Home Services and Solar divisions. Repayments of long-term debt amounted to $131.8 million for the three months ended December 31, 2013. In the prior comparable quarter, $127.8 million was issued in long-term debt primarily relating to the issuance of the $105 million senior unsecured note and increases in NHS and HES financing while $73.5 million being repaid primarily related to credit facility borrowings.

For the nine months ended December 31, 2013, $455.3 million was issued in long-term debt with repayments amounting to $382.1 million, resulting in net borrowing of $73.2 million, which primarily relates to additional financing for the Home Services and Solar divisions.  For the nine months ended December 31, 2012, $408.1 million was issued in long-term debt with $196.9 million being repaid, resulting in net borrowings of $211.2 million, related to the $105 million senior unsecured note, the credit facility and NHS financing.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers signed by independent contractors, approximately 60% of the commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. Margins associated with these customers are realized over the term of the contract. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy.  In Alberta and Texas, Just Energy receives payment directly from the customer.

DIVIDENDS/DISTRIBUTIONS
Due to the dividend reinvestment plan (“DRIP”), a portion of dividends declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. For the nine months ended December 31, 2013, dividends paid in shares under the DRIP amounted to $6.9 million, a decrease from $13.3 million of dividends paid in shares during the prior comparable period.  The DRIP program was suspended from the start of fiscal 2013 through to August 2012.

During the three months ended December 31, 2013, Just Energy paid cash dividends and distributions to its shareholders and holders of restricted share grants, performance bonus grants and deferred share grants in the amount of $29.2 million, compared to $34.5 million in the prior comparable period.  For the nine months ended December 31, 2013, cash dividends were $85.5 million, a decrease from $120.0 million paid in dividends in the prior comparable period, due to the reduction in the annual dividend from $1.24 to $0.84 effective the April 2013 dividend.

Just Energy’s current annual dividend rate is $0.84 per share. The current dividend policy provides that shareholders of record on the 15th of each month (or the first business day following the 15th if it falls on a weekend or statutory holiday) receive dividends at the end of the month.

Balance sheet as at December 31, 2013, compared to March 31, 2013

Cash decreased from $38.5 million as at March 31, 2013 to $32.5 million. The utilization of the credit facility increased from $110.1 million to $152.6 million during the nine months ended December 31, 2013, as a result of normal seasonal working capital requirements. Working capital requirements in the U.S. and Alberta are a result of the timing difference between customer consumption and cash receipts. For electricity, working capital is required to fund the lag between settlement with the suppliers and settlement with the LDCs.

As at December 31, 2013, trade receivables and unbilled revenue amounted to $371.4 million and $177.5 million, respectively, compared to nine months earlier when the trade receivables and unbilled revenue amounted to $315.6 million and $129.2 million, respectively. Trade payables have increased from $301.8 million to $404.4 million in the past nine months. This increase in current trade receivables, unbilled revenues and trade payables is a result of the normal seasonality of Just Energy’s operations.

As at December 31, 2013, Just Energy had delivered more gas to the LDCs than had been consumed by customers in Ontario, Quebec and Michigan, resulting in gas delivered in excess of consumption and deferred revenue of $9.1 million and $32.0 million, respectively. Deferred revenue also includes approximately $14.7 million related to grants received by the Solar division. The build-up of gas inventory at the LDCs is in the normal course of operations and will decrease over the remaining winter months as consumption by customers continues to exceed deliveries. The under delivered gas position will reverse as LDCs increase the delivery requirements for the increased consumption.

At March 31, 2013, Just Energy had more gas consumed by customers than Just Energy had delivered to the LDCs which is consistent with the seasonality of deliveries and customer consumption. As a result, Just Energy recognized an accrued gas receivable and accrued gas payable for $34.0 million and $28.5 million, respectively, as at March 31, 2013.  As at December 31, 2013, these balances were $2.5 million and $1.8 million, respectively, as Just Energy’s customers in Manitoba had consumed more gas than had been delivered to the LDC’s.  In addition, gas in storage increased from $11.1 million as at March 31, 2013 to $29.5 million as at December 31, 2013 due to the seasonality of gas consumption.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in net income and, accordingly, shareholders’ equity from quarter to quarter due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Property, plant and equipment increased from $258.0 million to $285.9 million during the nine months ended December 31, 2013 due to capital expenditures related to HES solar panel installations and NHS’s water heater, furnace and air conditioner installations, offset by the amortization expense for the period.

Intangible assets include goodwilland acquired customer contracts as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Fulcrum, Hudson and Universal purchases. The total intangible asset balance decreased to $412.7 million as at December 31, 2013 from $447.3 million as at March 31, 2013, as a result of amortization.

Long-term debt (excluding the current portion) has increased from $795.2 million to $884.1 million in the nine months ended December 31, 2013, primarily as a result of an increase in NHS and HES financing and classifying the credit facility as long-term as a result of the negotiated extension, all being partially offset by classifying the $90 million convertible debentures as current as at December 31, 2013.

Debt and financing for continuing operations
(thousands of dollars)
	December 31, 2013	March 31, 2013

Just Energy credit facility	$152,599	$110,121
$105m senior unsecured note	105,000	105,000
NHS financing	275,965	257,427
$90m convertible debentures	88,824	87,610
$330m convertible debentures	302,764	297,928
$100m convertible debentures	88,958	87,579
HES financing
Credit facility	13,242	11,431
Construction loan	-	9,776
Term loan	23,283	-

JUST ENERGY CREDIT FACILITY
As of December 31, 2013, Just Energy held a $340 million credit facility to meet working capital requirements.  The credit facility was renewed and extended for a period of two years from the closing date of October 2, 2013. The pricing of the renewed facility is the same as that of the previous extension. The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches.

Under the terms of the credit facility, Just Energy was able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%.  Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, NHS, HES, and the U.K. operations and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at December 31, 2013, all of the covenants had been met.

$105M SENIOR UNSECURED NOTE
The $105m senior unsecured note bears interest at 9.75% and matures in June 2018.  The $105m senior unsecured note is subject to certain financial and other covenants.  As of December 31, 2013, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, HES, Momentis and the U.K. operations.

	Three months	Nine months
	ended	ended
	Dec. 31,	Dec. 31,
	2013	2013
Base EBITDA	60,590	115,285
Selling and marketing expenses to add gross margin	8,943	35,063
Share-based compensation	1,564	4,688
Maintenance capital expenditures	1,852	7,542

NHS FINANCING
NHS has a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace and air conditioner contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the five, seven or ten years, respectively. NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral for performance of the obligation.

The financing agreement is subject to a holdback provision of 3% to 5%. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS.  NHS is required to meet a number of non-financial covenants under the agreement and, as at December 31, 2013, all of these covenants had been met.  The current balance under this arrangement is $247.8 million.

NHS assumed debt relating to the acquisition of customer contracts in the prior year. The current outstanding debt of $28.1 million bears interest at 7.5% to 11.0%, is secured by the underlying assets and will be satisfied through blended monthly payments up to August of 2022.

$90M CONVERTIBLE DEBENTURES
In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which have a face value of $90 million. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6%, payable semi-annually on March 31 and September 30 of each year. As at December 31, 2013, each $1,000 principal amount of the $90m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 42.46 Just Energy common shares, representing a conversion price of $23.55 per share. Pursuant to the $90m convertible debentures, if Just Energy fixes a record date for the payment of a dividend on its shares, the conversion price shall be adjusted in accordance therewith.

Prior to the maturity date, the $90m convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at Just Energy’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

$330M CONVERTIBLE DEBENTURES
To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

Prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES
On September 22, 2011, Just Energy issued $100m of convertible unsecured subordinated debentures, which were used to purchase Fulcrum Energy effective October 1, 2011. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85 per share.

The $100m convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

HES FINANCING
HES, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects. The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%.

As at December 31, 2013, HES has $13.4 million owing under term loans which were used to satisfy prior construction loans. The term loans bear interest at 8% and mature in May and June 2019. In addition, during the nine months ended December 31, 2013, HES received $10.2 million from an institutional investor. The proceeds received have been recorded as a contribution from a non-controlling interest. The minority shareholder owns approximately 49% interest in certain projects and is entitled to a significant portion of the tax incentives generated by these projects. The minority shareholder’s interest will decrease to 5% in approximately five years from the original investment.

As at December 31, 2013, HES has $9.9 million owing under a 15-year term loan used to satisfy prior construction loans.  This term loan bears interest at approximately 11% and can be repaid in cash or through the issuance of SRECs generated by the underlying projects.  If Just Energy elects to repay the term loan with SRECs, the SRECs will be valued at the greater of their market value and a range of $325 to $410 per SREC.  In addition, during the three months ended December 31, 2013, HES received approximately $0.8 million from a minority shareholder.  Under this arrangement, HES receives the majority of the tax benefits associated with the solar division and the minority shareholder receives the majority of the cash generated from these projects.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$404,356	$404,356	$-	$-	$-
Long-term debt (contractual cash flow)	1,090,313	155,257	252,381	610,100	72,575
Interest payments	217,319	61,542	99,893	50,441	5,443
Premises and equipment leasing	30,859	8,386	11,053	6,709	4,711
Royalty payments	45,782	-	3,283	9,643	32,856
Long-term gas and electricity contracts	2,778,997	1,413,975	1,121,052	234,398	9,572
	$4,567,626	$2,043,516	$1,487,662	$911,291	$125,157

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items
The Company has issued letters of credit in accordance with its credit facility totalling $113.4 million to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2013 was $33.0 million.

Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

IMPAIRMENT OF NON-FINANCIAL ASSETS
Just Energy performed its annual impairment test as at March 31, 2013 and considered impairment for its revised segments that were reported for fiscal 2014. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2013, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value in use calculation using cash flow projections from financial budgets covering a five-year period. The projections for the first three years have been approved by the Audit Committee; the assumptions used in the following two years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;
•	New customer additions, attrition and renewals;
•	Selling and marketing costs;

•	Discount rates; and
•	Growth rates used to extrapolate cash flows beyond the budget period.

The gross margin and customer consumption included in the financial projections is based on normal weather. Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal and can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million, both positively and negatively, on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets, respectively). An average customer consumption growth rate of 9% was used in the projections. An isolated 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 9% average increase in the overall customer base was used in the projections. An isolated 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 9% was applied to selling costs in the projections. An isolated 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 9%. An isolated 5% increase in the WACC would not have an impact on the results of the impairment test.

In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market our products in the jurisdictions in which it currently operates. Any changes in legislation would only impact the respective jurisdiction. This item is out of the control of management and cannot be predicted.  Management has used all information available to prepare its financial projections.

DEFERRED TAXES
In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and its respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given if any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations, and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Differing assessments and applications than our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $27.3 million and $24.9 million have been recorded on the consolidated statements of financial position as at December 31, 2013 and March 31, 2013, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.  When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. Just Energy’s Solar division creates additional tax benefits that will allow the Company to have lower taxable income in the U.S. in future periods. As at December 31, 2013 a valuation allowance of $61.2 million was taken against the Company’s deferred tax assets in the U.S.  If the Company’s taxable income is higher than expected these deferred tax assets will be used.

Deferred income tax liabilities of $32.3 million and $31.3 million have been recorded on the consolidated statements of financial position as at December 31, 2013 and March 31, 2013, respectively. These liabilities are primarily due to the excess of the book value of property, plant and equipment over their tax basis.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense for the three and nine months ended December 31, 2013 in the consolidated statements of income (loss) was $14.4 million and $41.9 million, respectively, a decrease from $22.9 million and $68.7 million recorded for the three and nine months ended December 31, 2012.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. and U.K. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement.  Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1
The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, bank indebtedness, and trade and other payables under Level 1.

Level 2
Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3
Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity
The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements.  Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the nine months ended December 31, 2013 would have increased (decreased) by $227.7 million ($225.2 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments
If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the nine months ended December 31, 2013 would have increased (decreased) by $211.7 million ($209.5 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk in Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, California, Michigan, Georgia and commercial direct-billed accounts in British Columbia, New York and Ontario.  Just Energy also has credit risk associated with all HES billings and NHS billings within certain territories in Ontario. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favorable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue.  Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares
As at February 13, 2014, there were 143,646,384 common shares of Just Energy outstanding.

Normal course issuer bid
During the 12-month period of February 14, 2013 and ending February 13, 2014, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation up to 10,000,000 shares, representing approximately 7.4% of the public float. The maximum number of shares that Just Energy may purchase on a daily basis is 107,182 shares, or approximately 25% of the average daily trading volume of the previous six months’ trading activity on the Toronto Stock Exchange. Just Energy has not repurchased any shares for cancellation during the above period.

In addition, Just Energy has approval to make a normal course issuer bid for the $330m convertible debentures and $100m convertible debentures during the 12-month period of February 22, 2013 through to February 21, 2014. For the $330m convertible debentures, a total of $33 million, representing 10% of the public float may be purchased for cancellation with up to $158,993 being available to purchase on a daily basis. For the $100m convertible debentures, the daily limit is set at $24,548 with up to $10 million being available for cancellation, representing 10% of the public float. As of February 1, 2014, Just Energy has not repurchased any of the convertible debentures for cancellation.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of Just Energy, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California is claiming that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California has appealed to the United States Courts for the Ninth Circuit. CEI continues to vigorously contest this matter.

On December 17, 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. Reliance also made a formal complaint to the Competition Bureau with similar allegations. NHS believes the action and complaint are attempts by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition.  Following a formal investigation, on December 20, 2012, the Commissioner of Competition brought applications against Reliance Home Comfort and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice.  On September 11, 2013, Just Energy was served with an amended claim issued by Reliance which added JEGI as a defendant. Just Energy believes that it is not a proper defendant in the proceedings and that the allegations against it are a continued attempt by Reliance to deflect attention from the Commissioner’s allegation of anti-competitive conduct made against it. NHS and Just Energy will vigorously defend themselves against the action and NHS has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act, breaches of the Consumer Protection Act and defamation. In response to the formal complaint by Reliance, the Commissioner of Competition has commenced an inquiry with respect to NHS and its competitors.

On August 12, 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against Just Energy.  Just Energy (U.S.) Corp. and Fulcrum Retail Holdings LLC (“FRH”) for up to $20 million in connection with FRH failing to achieve an earn-out target under the Purchase and Sales Agreement dated August 24, 2011 for the purchase of FRH from FPS.  FPS alleges that Just Energy conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target.  In October 2013, Just Energy’s motion to compel arbitration was successful.  Just Energy will continue to vigorously defend itself against this claim.

Controls and procedures

As of December 31, 2013, the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the CEO and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

During the three and nine months ended December 31, 2013, there were no changes in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

CORPORATE GOVERNANCE
Just Energy is committed to transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s May 17, 2013 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The cash flow impacts of the Company’s marketing success in recent periods continue to result in substantial growth in Base EBITDA from continuing operations and Base Funds from continuing operations. Entering fiscal 2014, management provided guidance for Base EBITDA of $220 million for the year, up from $175.1 million (26%) recorded in fiscal 2013. This guidance growth was predicated on cash flow from the record customer additions in fiscal 2013, the fact that the Company’s customer aggregation costs per customer are declining and that administrative costs were expected to be flat or lower than the fiscal 2013 fourth quarter run rate for fiscal 2014 despite expected customer base growth.

Base EBITDA for the third quarter was $72.2 million, up 31% from the third quarter of fiscal 2013. After nine months, Base EBITDA of $140.4 million is 37% ahead of the $102.8 million recorded for the same period in fiscal 2013. This is slightly ahead of pace to meet the $220 million Base EBITDA guidance provided by management for the fiscal year. It should be noted that, due to seasonality, the fourth quarter generates the highest cash flow based on normal winter weather. The fourth quarter of fiscal 2013 showed Base EBITDA of $72.3 million. Meeting guidance for fiscal 2014 would require fourth quarter EBITDA of $79.6 million, an increase of 10% over the prior comparable quarter. With the operating performance to date, management is comfortable that Base EBITDA growth will be sufficient to meet fiscal 2014 guidance.

Base FFO grew 10% in the third quarter to $38.8 million from $35.3 million in the prior comparable quarter. Base FFO for the trailing 12 months is $128.8 million, greater than the $123.4 million annual dividend obligation. Accordingly, Just Energy remains on track to have a payout ratio on Base FFO of less than 100% for fiscal 2014. In the current quarter, the payout ratio was 80%, down from 126% in the comparable quarter of fiscal 2013. Due to seasonality, the fourth quarter is expected to show a payout ratio lower than those in the first, second and third quarters.

Margin for the quarter was up 16% year over year to $162.8 million. The margin growth was in line with the 17% growth in sales. Growth in margin in the future is anticipated to be slowed somewhat by continued customer energy efficiency gains. In key Just Energy markets, the average consumption of electricity per square foot is down more than 10% over the past three years. This requires the Company to continue to alter its supply assumptions and results in reduced profit per customer. The current levels of margin per new customer have stabilized at a point which is consistent with expectations built into the Company’s guidance.

As was the case where there have been negative reconciliations with utilities from warmer than normal winter weather resulting in lower gas consumption, much of the cash effect of the positive reconciliations for the colder than normal winter of fiscal 2014 will not be seen until the first and second quarters of fiscal 2015. Given the nature of the Company’s weather hedges, Just Energy receives minimal positive financial benefit from higher than normal weather-based gas consumption. Most of the cash flow benefit from higher sales is required to offset the cost of the weather options.

Customer additions of 345,000 were down slightly from 352,000 signed a year earlier. This was the ninth consecutive quarter with over 300,000 additions and the 7% year over year growth in the customer base drives the double-digit growth seen in Base EBITDA and Base FFO. The Company has made a conscious effort to reduce the number of low margin customers signed or renewed and ensure customer margins are consistent with target expectations. This has impacted both gross and net additions. Despite this, management expects continued aggregation at recent levels for the foreseeable future.

Embedded gross margin of $2.4 billion was up 3% for the quarter and 9% year over year.  Just Energy continues to grow both its current cash flow and its long-term value as reflected in embedded margin. This growth resulted both from the 7% year over year increase in the customer base and from the appreciation of the U.S. dollar against the Canadian dollar in the three months ended December 31, 2013. Longer term, management believes embedded gross margin will grow with the customer base.

Two important drivers of Base EBITDA growth are controlled administrative expenses and lower selling and marketing costs. Both were in place in the quarter. Administrative costs of $35.7 million were lower than those in the first quarter of fiscal 2014 and the fourth quarter of last year.  Selling and marketing costs of $48.6 million were down 3% versus last year’s third quarter. Year to date selling and marketing costs of $148.9 million are down 6% despite the growth in the customer base. During the quarter, 26% of total consumer and commercial customers were aggregated through the traditional door-to-door sales with the remaining 74% coming through non-door-to-door channels (50% through commercial brokers and the remaining 24% from other channels such as Internet sales and telemarketing). Management anticipates that the percentage of customers gained through door-to-door sales will continue to decline.

Attrition rates have declined steadily over the past three years as commodity market prices have come in line with the Company’s current contract offerings. The 14% rate in the third quarter is consistent with the Company’s long-term expectations. The Company’s calculation of embedded margin does not assume any further improvement in attrition rates.

Renewal rates were at the target level of 70% for the last 12 months, an improvement from the 69% seen a year ago. Efforts to strengthen the customer relationship through the bundled sale of both commodities and products such as smart thermostats should result in both higher renewals and lower attrition in the Consumer Energy division over time. Renewals of the Commercial Energy division’s customers will remain volatile as the Company’s efforts to maintain per customer margins at or above current levels will inevitably result in non-renewal of some larger volume, low margin customers. Management’s analysis of this trade-off indicates that Just Energy will optimize commercial profits under this strategy

On December 24, 2013, Just Energy completed the sale of the Terra Grain Fuels ethanol plant. The plant was a non-core asset to Just Energy and was sold to a group of Saskatchewan-based businesses for a nominal purchase price. Additionally, Just Energy was released from all of its obligations including long-term debt of $69.5 million associated with the ethanol plant. The Company continues to review its businesses to identify assets which do not fit with its long term strategy.

On January 29, 2014, Just Energy completed an issuance of senior unsecured convertible bonds (“Convertible Bonds”) in the amount of US$150 million, bearing interest at 6.5% per annum payable semi-annually. The net proceeds of the Convertible Bonds will be used to redeem Just Energy’s outstanding $90 million convertible debentures on March 19, 2014, and to pay down Just Energy debt obligations. Upon completion of the issuance, the credit facility was reduced to $290 million. As all net proceeds will be used to repay existing debt, this issuance will not result in an increase in long-term debt levels of the Company.

In changing the dividend for fiscal 2014, management and the board of directors concluded that the new monthly $0.07 per share level met the criteria of providing adequate funding for growth expenditures and a path to deliver the Company’s balance sheet. The combination of anticipated future growth and this lower dividend level is expected to allow the Company to reduce its debt to EBITDA to a target range of 3.5 to 4.0 times by the end of fiscal 2016. Based on the trailing 12 months, the ratio is 5.1 times, down from a ratio of 5.4 times a year earlier.